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                                                                    EXHIBIT 99.1

                        [RITCHIE BROS. AUCTIONEERS LOGO]

                                  NEWS RELEASE

Contact:       BOB ARMSTRONG, CORPORATE RELATIONS
               Ritchie Bros. Auctioneers
               Tel: (604) 273-7564
               or 1-800-663-8457
               Email: barmstrong@rbauction.com

FOR IMMEDIATE RELEASE: February 22, 1999

RITCHIE BROS. AUCTIONEERS ANNOUNCES MAJOR ACQUISITION

VANCOUVER, BRITISH COLUMBIA -- Ritchie Bros. Auctioneers Incorporated
(NYSE: RBA) announces that it has reached an agreement to acquire the auction business of Forke Auctioneers, Inc., a major auctioneer of industrial equipment headquartered in Lincoln, Nebraska.

Ritchie Bros. is the world's leading auctioneer of industrial equipment, operating through over 50 locations in 14 countries in North America, Europe, Asia, Australia and the Middle East. Forke operates primarily in the United States.

Dave Ritchie, Chairman and CEO of Ritchie Bros., says "Joining forces with the Forke organization will help us promote the unreserved auction method of buying and selling industrial equipment. The used equipment market has been estimated to be as large as US$100 billion per year. The combined RBA/Forke operation will be well positioned to capitalize on existing and future opportunities in this huge market.

Randy Ringhaver, Chairman of Forke, says, "This is a great opportunity for the entire Forke team. We have always shared the same vision of delivering superior customer service by conducting unreserved auctions and holding them in premium auction facilities. I expect that every Forke customer and employee will enjoy a seamless transition as we join the Ritchie Bros. organization. Adding our people and our facilities to the already strong Ritchie Bros. team will be a real boost for the industrial auction business.

"Ritchie Bros.' 21 auction sites are located in the United States (11), Canada
(6), Europe (1), Asia (1), Australia (1) and the Middle East (1). The Forke acquisition is expected to add sites in Florida, North Carolina and New Mexico, each of which will be complementary to the existing network of Ritchie Bros. auction sites. In addition, Ritchie Bros. has acquired the option to assume certain leases, held by Forke, for additional auction sites. Mr. Ritchie says, "A key objective of our growth strategy has been to add auction sites. This transaction helps us to achieve that objective and will let us deliver an even higher level of service to our customers,

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whether they are buying or selling equipment.

Russell Cmolik, President of Ritchie Bros., comments that "We look forward to welcoming the Forke people into our organization. We have always admired their hard work and determination and we are confident they will thrive as part of the Ritchie Bros. team.

Ritchie Bros. has been conducting unreserved industrial auctions since 1963. It completed its initial public offering in March 1998 (NYSE:RBA) and surpassed the US$1 billion mark in annual gross auction sales in 1998 for the first time. Forke has been conducting industrial auctions since 1921 and pioneered the industrial auction business in the United States.

Terms of the agreement were not disclosed. The transaction is expected to close in March or April 1999, subject to regulatory clearance and other customary conditions. Because Ritchie Bros. intends to maintain its focus on the auction business, it is not acquiring Forke's equipment finance business. Forke Credit will continue to be operated by its existing owners and C.E.O., Chris Regas, located in Jacksonville, Florida.

Ritchie Bros. is the world's leading auctioneer of industrial equipment, operating through over 50 locations in 14 countries in North America, Europe, Asia, Australia and the Middle East. The Company sells, through unreserved public auctions, a broad range of used industrial equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries. Ritchie Bros. is a public company; its common shares trade on the New York Stock Exchange under the ticker symbol RBA. The Company's website is located at www.rbauction.com.

Certain statements contained in this Press Release are forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties including, in particular, statements relating to the future of the industrial auction market, opportunities to expand operations and offer enhanced services, and the ability to successfully combine the two businesses. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results or financial conditions; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; and other risks and uncertainties as detailed in the Company's Rule 424(b) Prospectus dated March 9, 1998. Forward-looking statements should be considered in light of these factors.